January 19, 2005

via U.S. Mail
Michael Ward
President
Tidelands Oil & Gas Corporation
1862 W. Bitters Rd.
San Antonio, TX 78248


	Re:	Tidelands Oil & Gas Corporation
		Form SB-2 filed December 17, 2004
		File No. 333-121398

		Form 10-KSB for the year ended December 31, 2003
		Filed March 30, 2004
		File No. 0-29613

		Form 10-QSB for the quarters ended March 31, 2004, June 30, 2004, And September 30, 2004
		Filed May 14, 2004, August 16, 2004 and November 15, 2004, respectively

Dear Mr. Ward:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Where comments on one document or section also relate to
disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend subsequent filings on Form 10-QSB to comply with any comments with respect to the Form
10-KSB.

Form SB-2
Selling Shareholders, page 19

2.	Please disclose the natural persons who exercise voting
and/or
dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

	In this regard, we note that Mr. Firestone is identified as the person having voting or investment control over the shares held by the four Mercator entities. Identify Mr. Firestone in the table, aggregating the shares and voting control held by the four
Mercator
entities.

3.	Please revise the selling securityholder information in the
table to include the total number of shares of common stock beneficially owned and intended to be sold by each selling securityholder (based on current market price if there is a floating conversion rate tied to market price), regardless of any contractual or other restriction on the number of securities a particular selling securityholder may own at any point in time. See Interpretation No.
3S(a) of the Securities Act section of the Division of Corporation Finance`s: March 1999 Supplement to the Manual of Publicly Available
Telephone Interpretations. We note the disclosed percentage limitation in footnotes 5 - 8.

4.	Is any selling shareholder a registered broker-dealer or
affiliate of a registered broker-dealer? If so, please confirm to us on a supplemental basis that the securityholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the securityholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
Otherwise, identify the reselling securityholder as an underwriter.
We may have additional comments.

Plan of Distribution, page 21

5.	Explain the situations in which the selling stockholders "may lend or pledge shares" of common stock to a broker-dealer.

Form 10-KSB for the year ended December 31, 2003

Controls and Procedures, page 10
6.	Item 307 of Regulation S-B requires the effectiveness of the small business issuer`s disclosure controls and procedures to be evaluated as of the end of the period covered by the report.
Ensure
that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revise this section to reflect such date of the evaluation.

7.	This section indicates that "[t]here have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of...their evaluation." Revise to comply with Item 308(c) of Regulation S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.

	Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

8.	You cite to the incorrect rule for the definition of
"disclosure
controls and procedures." Revise to reflect the correct rule. See Rules 13a-15(e) and 15d-15(e) for additional guidance.

Exhibits and Reports on Form 8-K, page 15

9.	Please amend each certification filed as an exhibit pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 to reflect the updated language. See Item 601(b)(31) of Regulation S-B and Rules 13a-
14(a)/15d-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR
240.15d-14(a)) for further guidance.

Closing Comments

	Please amend the above filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Jason Wynn, at (202) 824-5665, or in his absence, to the
undersigned,
at (202) 942-1870.   Direct all correspondence to the following
ZIP
code:  20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director


      cc:  J. Wynn

            via facsimile
            Gregory M. Wilson, Esq.
            (509) 891-8382

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Tidelands Oil & Gas Corporation
January 19, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE